02042662

82- SUBMISSIONS FACING SHE

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo Inc

*CURRENT ADDRESS 6869 Métropolitain Blvd. East
Saint-Léonard, Quebec
Canada H1P 1X8

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34670 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: Cora

DATE : 7/15/02

Saputo

Together

Table of Contents ○

You have in your hands the
Saputo annual report for 2002.
As you read its contents, all across
North America, in every one of the
Company's sectors of activity,
Saputo employees are at work.

We are guided by the highest
standards of quality in the industry.
Not a minute goes by that we
do not focus our total attention
on the products that, from our
production plants to your table,
are the basis for our pride.

Together

Growth ◦ This is what we, the 7,100 men and women who make up Saputo, concern ourselves with day in day out at our 52 plants, our branches and our distribution centres. Through our commitment. Through our dedication. Through our willingness to go the extra mile. And indeed, through the unwavering vitality that is reflected in our actions, we have succeeded in making Saputo the leading dairy processor in Canada and one of the five most important cheese producers in North America.

We are active in two sectors of the food processing industry: dairy products and grocery products. Our dairy products can be found in all segments of the food market, being the foodservice, retail and industrial segments. Products from our Cheese Division (Canada) and Cheese Division (USA) are marketed under such widely respected brand names as *Saputo, Stella, Frigo, Dragone, Armstrong, Caron* and *Cayer.* Our Milk Division includes the processing of all categories of dairy foods other than cheese. Its products are present everywhere in Canada under the brand names *Dairyland, Baxter* and *Nutrilait.* Active across Canada, our Bakery Division manufactures and markets snack cakes and tarts. Our *Vachon* brand, well-known throughout Canada, has been found on a wide range of snack cakes since 1923.

REVENUES

(in millions of dollars)



1,860.8
2,161.7
3,457.4
2,174.9
1,055.7
674.7
1,186.1
1,106.0
1,282.5
2000
2001
2002

EBITDA

(in millions of dollars)



236.9
271.0
352.4
218.4
139.4
102.7
134.2
131.6
134.0
2000
2001
2002

NET EARNINGS

(in millions of dollars)



100.1
110.2
160.2
2000
2001
2002

CASH FLOW GENERATED BY OPERATIONS

(in millions of dollars)



176.0
190.1
244.5
2000
2001
2002

☐ Canada ☐ United States

All amounts in this report are in Canadian dollars, unless otherwise stated.



CUMULATIVE TOTAL RETURN SINCE IPO
Investment made on October 15, 1997
Saputo
S & P TSX
$400
$350
$300
$250
$200
$150
$100
$50
October 15, 1997 = $100
10/15/97
03/31/98
03/31/99
03/31/00
03/31/01
03/31/02

As at March 31 (in thousands of dollars, except per share amounts and ratios)	2002	2001	2000
Revenues			
Dairy Products Sector			
Canada	**$ 1,987,486**	$ 803,970	$ 528,466
United States	**$ 1,282,555**	$ 1,106,039	$ 1,186,136
	$ 3,270,041	$ 1,910,009	$ 1,714,602
Grocery Products Sector	**$ 187,371**	$ 251,662	$ 146,276
	$ 3,457,412	$ 2,161,671	$ 1,860,878
Earnings before interest, income taxes, depreciation and amortization (EBITDA)			
Dairy Products Sector			
Canada	**$ 183,054**	$ 96,912	$ 81,539
United States	**$ 133,996**	$ 131,555	$ 134,188
	$ 317,050	$ 228,467	$ 215,727
Grocery Products Sector	**$ 35,372**	$ 42,507	$ 21,218
	$ 352,422	$ 270,974	$ 236,945
Net earnings	**$ 160,161**	$ 110,241	$ 100,068
Cash flow generated by operations, before changes in non-cash operating working capital items	**$ 244,535**	$ 190,090	$ 176,047
Working capital	**$ 258,908**	$ 242,878	$ 171,232
Total assets	**$ 2,046,675**	$ 2,012,979	$ 1,441,002
Long-term debt, including current portion	**$ 675,125**	$ 795,896	$ 501,575
Shareholders' equity	**$ 900,588**	$ 747,901	$ 628,894
Per share			
Earnings before amortization of goodwill			
Basic	**$ 1.56**	$ 1.21	$ 1.10
Diluted	**$ 1.54**	$ 1.20	$ 1.09
Net earnings			
Basic	**$ 1.56**	$ 1.08	$ 1.00
Diluted	**$ 1.54**	$ 1.07	$ 0.99
Cash flow generated by operations, before changes in non-cash operating working capital items	**$ 2.38**	$ 1.86	$ 1.76
Book value	**$ 8.73**	$ 7.30	$ 6.14
Financial ratios			
Interest bearing debt / Shareholders' equity	**0.78**	1.07	0.83
Return on average shareholders' equity	**19.4%**	16.0%	18.6%

we are creating value

Together

The spirit of initiative ◦ Unquestionably, this is what lies at the heart of Saputo's entrepreneurial culture. The spirit of initiative is our fuel, our energy, our intensity. It is what gives us the ability to innovate, to act rapidly on all fronts, and to react appropriately to changes in the market. In a word, it is what has enabled our Company to grow, and to do so since its inception.

In the course of our recent acquisitions we have therefore spared no effort in instilling that spirit throughout our new entities. Among other things, our managers concentrate on daily activities and have at their disposal all the flexibility needed to adapt quickly to change. At Saputo we know that it is only when armed with a common spirit that we will succeed in realizing our potential to the fullest.



Joseph Milhomme and Marc-André Milhomme, Saint-Léonard plant, Québec


Saputo

we are continuing the tradition

Together



Dairyland
Service
More than milk!
800-667-1228
morethanmilk.ca

Excellence ◦ At Saputo, it is this quality that inspired us to get equipped with all the assets needed for positioning ourselves as an important player in North American dairy processing. Which is why we offer a range of products whose renown is strongly established. Which is why our 52 production plants are strategically located close to our supply sources and major centres of consumption. And which is why we count on the essential contribution of all our employees.

It is undeniably our commitment to excellence that has secured an advantageous positioning for us throughout North America. And it is that excellence that will enable us to bolster our presence in our current markets, while covering more and more territory.



Bob Van Ommen and Laura Schwartz, Burnaby, British Columbia

we are going places

Together



Commitment ◦ At Saputo, this is the quality held in highest esteem. Especially when the concern is to ensure solid continuity within the Company. Thus the special attention we pay to the selection of our resources, at every level. And aware that our employees comprise our most important capital, we make sure to create a stimulating work environment that gives them a sense of worth and enables them to thrive, promotion from within being one way of doing that.

Furthermore, at Saputo we offer careers rather than jobs. Because we truly appreciate the contributions of our staff and because we are convinced that our people remain the most effective agents for transmitting the values and culture responsible for our success. And we fully expect this to be the case for many generations to come.

Danielle Doyon, Francine Rhéaume and Georgeline Poulin, Sainte-Marie plant, Québec



we are meeting new challenges

Together



Perspectives ∘ It is on the basis of relevance and good judgment that we foresee reaching our objective of becoming one of the most important and one of the best dairy processors worldwide. Our expansion will only *bear fruit if we never abandon our concern for doing things well — that is why we intend to expand by means* of acquisitions, to the extent that these will add value to the Company as a whole. We have succeeded, in the past, in demonstrating our ability to integrate them well, and will continue to do so.

Our intention is to concentrate primarily on dairy products, establishing ourselves geographically where there is milk to be processed in order to then take advantage of our business culture, our knowledge of the industry and our operational expertise.

Modesto Di Raimo, Di Raimo Pizzeria, and Jeffrey Pugliese, Huntington, New York


DI RAIMO PIZZA

we are preparing the future

Together

we are bringing good taste to you



Julia Znoj, Clémence Blais and Francis-Olivier Alleyne, Montréal, Québec



Saputo



Net earnings at March 31, 2002 totalled $160.2 million, an increase of 29.1% over the $124.1 million (before amortization of goodwill) of the previous fiscal year. These results are an accurate reflection of the soundness of our decisions over the past year with regard to establishing a new operating structure, as well as the attention we devoted to instilling our values, our systems and our procedures in Dairyworld. We take pride in these results, since they also demonstrate that we did very well in the US market, which experiences considerable fluctuation.

Revenues

Revenues for the 2002 fiscal year amounted to $3.457 billion, compared to the $2.162 billion for fiscal 2001. This increase of 60.0% was mainly due to the full-year contribution of Dairyworld, acquired in February 2001.

This important growth in revenues is consistent with our goal of making Saputo one of the best dairy processors in the world. Moreover, the Company undertook no major acquisition in 2002, in order to devote itself to the integration of Dairyworld.

Year overview

Fiscal 2002 has allowed the entire organization to take stock of its development. In the summer we announced the establishment of a new operating structure with the aim of granting each of our divisions the autonomy needed to focus fully on its activities in order to successfully build on them. We also turned over our manufacturing and marketing activities of cookies, fine breads and soups to Dare Foods. Throughout the year we made good progress in the integration of Dairyworld. At year's end, stronger from its acquisition and from the smooth unfolding of its integration process, we proceeded with the purchase of a cheese processing plant in the United States. The last fiscal year also provided us the opportunity to consolidate our activities, to further improve on our results and to rally our entire work force around a single vision: continuing our growth.

NEW OPERATING STRUCTURE

Last June, when we established our new operating structure consisting of four business divisions, we announced the appointment of a president and chief operating officer for each one of them. Our Dairy Products Sector is made up of the Cheese Division (Canada), headed by Dino Dello Sbarba; the Cheese Division (USA), headed by Lino Saputo, Jr.; and the Milk Division, headed by Randy Williamson. The Grocery Products Sector, meanwhile, is made up of the Bakery Division, which is headed by Daniel Boulais.

The new organizational structure allows us to devote all the necessary attention to the exploitation of the divisions. This last year has enabled managers to focus on activities specific to their division, while ensuring the transmission of the Saputo culture and fundamental values.

AGREEMENT WITH DARE FOODS

In July 2001, we announced that we were turning over the manufacturing and marketing activities of cookies, fine breads and soups from our Grocery Products Sector to Dare Foods, in consideration whereof we now hold an ownership interest of 21% in that company. As a result of that agreement, the Bakery Division was able to concentrate all its energies on snack cakes and tarts. The division took advantage of the fiscal year to concentrate on sustaining and improving the efficiency and the development of organic growth in its existing markets, especially in Western Canada. Actions were also undertaken with the aim of gradually penetrating the American market.

DAIRYWORLD INTEGRATION

When the Dairyworld acquisition took place, we mentioned that integration would be carried out in the framework of an action plan covering a period of 12 to 18 months. Over the last year, we therefore undertook a complete review of all its activities. Thanks to both the support of our employees and our operational expertise, we succeeded in integrating Dairyworld's cheese activities (Armstrong) into our Cheese Division (Canada). We also created our new Milk Division, based on Dairyworld's processing of fluid milk and dairy products other than cheese and on our existing activities in Trois-Rivières, Québec. Given the size of Dairyworld, its integration presented a considerable challenge for the Company in terms of transmitting its expertise, its ways of doing things and its processes. We seek to apply our work methods throughout the Company, so that all of our employees involve themselves following common objectives. And in that regard we are very proud of the progress made to date with respect to the integration of Dairyworld. During the next fiscal year, we will complete our initial action plan, while continuing to improve the efficiency of its activities.

ACQUISITION OF A CHEESE PROCESSING FACILITY IN PENNSYLVANIA

On the American side, we concentrated on improving our daily activities in order to ensure the competitiveness of the Cheese Division (USA), as well as on the development and expansion of our customer base. At the same time, we remained on the lookout for potential business opportunities, in which regard, on March 11, 2002, we acquired the production assets of the ConAgra Foods plant located in Whitehall, Pennsylvania. Thanks to the solid organizational structure of our Cheese Division (USA), integration of this plant into our American activities should take place at an accelerated pace. This acquisition allows us to add approximately 14 million kilos of cheese to the division's production capacity, in addition to giving us access to new sources of milk supply. I would like to take this opportunity to welcome the employees joining our Company as a result of this acquisition.

NEW CORPORATE IMAGE

As you may have noticed when browsing through the document you hold in your hands, with the fiscal 2002 annual report we introduce a brand new corporate signature, which will become the Company's new visual identity. The idea for a new corporate signature was born a few months ago, when we undertook the modernization of the *Saputo* brand logo. We realized that the distinctive design in the way the name Saputo was written in this new logo perfectly conveys the richness of the experience that characterizes our Company. So we chose it for our new corporate signature. This new signature will be gradually introduced during the next fiscal year.

Industry •

We see excellent opportunities in the United States, where the food industry is heavily involved in consolidation. The American market, which differs from the Canadian market and its system of managing milk supply and demand, represents a good challenge for any firm seeking to develop there. We continue to pay very close attention to the volatility of US cheese prices, which have a direct impact on the results of the Company.

In Canada we have determined that growth in the consumption of cheese is not taking place at the same pace as in the rest of North America. Food for thought there, for everyone involved in the industry.

At the close of fiscal 2001, we were still awaiting the decision of the World Trade Organization (WTO) appeal panel with regard to the judgment on Canada's efforts to abide by a decision of the panel pertaining to the modification of its milk supply system for export products so that it conforms to WTO requirements, by which Canada is bound. In the final decision, handed down on December 3, 2001, the appeal panel indicated that it did not possess the expertise needed to complete the required analysis and render a judgment on the issue. Consequently, in January 2002, the United States and New Zealand requested that a new panel be constituted, and the review process is still in progress. The report of this new panel is expected for mid-summer 2002. The uncertainty related to these deliberations unfortunately destabilizes dairy exports and obliges us to proceed with much caution in order to meet our commitments on the international market. In Canada, industrial milk available for export generally represents approximately 6% of the total production of industrial milk.

Outlook •

The work carried out over the last fiscal year enabled us to consolidate our position as an important player in the North American dairy processing industry. We took advantage of the fiscal year to strengthen the new structure of the Company and, from there, to allow each of our divisions to reinforce its own organization and to prepare to meet new challenges. In this coming year we will seek to grow with the same combination of enthusiasm and good judgment as in the past.

Our strategy of growth takes place at two levels. Organically we occupy ourselves every day with developing business aimed at fulfilling our production capacities. We therefore invest much effort in the quality of our relationships with partners and with our customer base, as well as in business development with new clients.

Our strategy is also based on acquisitions. When an opportunity presents itself we always consider the following fundamental criteria: the activities of the firm in question must complement our own, and its potential acquisition must be able to add value to the Company, and always at a fair price.

In the past, this strategy has served us well, especially in that we have been able to demonstrate our ability to fully integrate each of the acquisitions we made. Our new structure, in the form of four business divisions, will make the integration of eventual acquisitions even easier, as well as their contribution to the results and the development of the Company.

Over the coming fiscal year we will be on the lookout more than ever for whatever business opportunities may present themselves. Solidly entrenched in all sectors of the Canadian dairy industry, we will focus our development on the United States, organically and through acquisitions, as well as on international markets.

In the United States we already possess a solid base, which we can develop by means of cheese production acquisitions on both a national and regional scale. We will study, at the right moment and when we feel ready, the possibility of expanding our activities in the production of other dairy products in various markets.

We will also analyze growth possibilities presented by the acquisition of cheese manufacturers located beyond the North American borders.

Saputo today is stronger than ever. Stronger for all its employees, who share the same values, and, above all, the same entrepreneurial culture, which has enabled the Company to grow at a remarkable pace over the last five years. I will never cease to be impressed by our employees' devotion to their jobs, and I avail myself of the occasion to extend my heartfelt thanks to them.

I also wish to thank our clients for their loyalty and for the faith they continue to have in us, and all our suppliers, who year after year prove themselves to be unrivalled business partners.

Lastly I wish to thank the members of our Board of Directors for their support and their enlightened counsel throughout the 2002 fiscal year.

Together, we are preparing the future.



Lino Saputo
Chairman of the Board
and Chief Executive Officer
June 4, 2002


BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
CANADA
ONTARIO
QUÉBEC
NEWFOUNDLAND
NEW BRUNSWICK
NOVA SCOTIA
SOUTH DAKOTA
WISCONSIN
CALIFORNIA
UNITED STATES
VERMONT
PENNSYLVANIA
INDIANA
MARYLAND

△ HEAD OFFICE
✲ PLANTS
○ BRANCHES / DISTRIBUTION CENTRES

CHEESE DIVISION (CANADA)
CHEESE DIVISION (USA)
MILK DIVISION
BAKERY DIVISION

Dairy Products Sector

Our Dairy Products Sector represents 95% of the total revenues of the Company. This sector is composed of three divisions: the Cheese Division (Canada), the Cheese Division (USA) and the Milk Division, which is active across Canada. Saputo is the leading cheese producer in Canada and one of the five most important in North America. Our Cheese (Canada) and Cheese (USA) Divisions manufacture and market a wide range of cheeses, from mozzarella and cheddar to specialty, fine and string cheeses. The two divisions also market milk by-products such as lactose and whey protein. The Milk Division manufactures and markets mainly fluid milk and has leading brand names in all categories of dairy products.

Cheese Division (Canada)

Present in all segments of the food market, our Cheese Division (Canada) offers its clientele a comprehensive range of products. The recipients of numerous awards, our cheeses, marketed under brand names such as *Saputo, Armstrong, Caron, Cayer* and *Tavistock*, are recognized for their excellent quality.

During the last fiscal year we analyzed the cheese activities of Dairyworld (Armstrong) as part of its integration into the division. Combining all of our activities into a single force was necessary, enabling us to position ourselves in a privileged fashion in a context of market consolidation. The first goal of the reorganization was to ensure a synergy of all elements concerned, as much in terms of operations as in clients, sales and logistics.

We therefore improved operations at the Armstrong plants, by means of the application of new processes and of customized production controls. Following the analysis of all the division's components, we also proceeded to close the plants in Saint-François, Québec and in Bashaw, Alberta, and to transfer their activities to other production units. We also expanded our Saint-Hyacinthe, Québec installations, which house our by-product processing activities.

We then organized our sales network in such a way as to coordinate the Armstrong activities with those already in place in the Company, the aim being to derive maximum efficiency from the alignment of our two systems.

With the objective of always providing better service to our clients, we modernized our Western Canadian facilities with equipment that enables us to provide our clients in Western Canada, as well as those in Central and Eastern Canada, with products processed in their own region.

Over the last few years and in light of the acquisitions made, our Cheese Division (Canada) has taken on a brand new range of excellent products. In addition to mozzarella, cheddar and specialty cheeses, Saputo today produces the largest variety of fine cheeses in Canada.

The great variety of products that we offer positions us as a supplier of choice with our retail-segment customer base, capable of meeting all the needs of their specialty-cheese counters. Thanks to agreements we have with national distributors, we are also in a position to provide our foodservice clients with those cheeses, with the result that there are more opportunities for consumers to use our products.

We have been working for several years on consolidating our various brand names in order to concentrate on our principal brands, such as *Saputo, Stella, Armstrong, Caron, Cayer* and *Tavistock*. We must now focus on properly positioning these brands in the market. To do so we have set goals particular to each one, identified their comparative advantages and put those on display, so that our clients and consumers find them easier to recognize.

During the last fiscal year we supported our brands through various targeted regional promotions. We entered into a partnership with Aliments du Québec who, with five other food processors in Québec, launched a media and public-relations campaign intended for the Québec market.

To support the *Armstrong* brand in 2001, we launched the promotion "Part of the Family," featuring characters from the popular Canadian comic strip "For Better or for Worse." This exhaustive promotion, carried out among consumers and our trade partners, was designed to increase brand awareness and sales of *Armstrong* cheeses.


For Better or Worse
LET'S SEE... HALF A POUND OF ARMSTRONG CHEESE...
AHHH.
YA-GAH!
MMM - THE PERFECT CASSEROLE!
NO ACCOMPLISHMENT IS WITHOUT SACRIFICE.
Armstrong
CHEESE
Part of the Family!

Additionally, in Western Canada we conducted sampling programs in major food chains in order to increase penetration of the *Saputo* and *Cayer* brands in this region.



We also expanded our range of sliced natural cheeses with two new varieties. And we introduced several new products on the market, including *Mozzarellissima*, a high-quality mozzarella intended for consumers within the retail segment.

As an important player in Canada's dairy industry, the Company has always favoured a business approach that takes industry interests into account while participating in its development. And that is certainly what we will continue to do in Western Canada, now that we occupy a far-reaching position there. In order to contribute to the stability of the management of milk supply in Saskatchewan, Alberta and British Columbia, Saputo has entered into agreements with the appropriate authorities in those provinces, pursuant to which the Company undertakes to process their milk surpluses. These agreements demonstrate the willingness of the Company to develop and maintain quality relationships with the different players it the industry. And these efforts allow us to look at the future with optimism as it relates to our international export capabilities.

Cheese Division (USA)

Accounting for 6% of total cheese production in the United States, our Cheese Division (USA) is renowned for the quality and variety of its products. These are marketed under brand names that have been established for several years, like *Stella, Frigo, Dragone* and *Lorraine*.

The consolidation trend that the food industry is currently experiencing induces its various players to position themselves in very specific ways. As is the case with the other divisions of the Company, the Cheese Division (USA) reaffirms its position as one of the most important American dairy processors. To secure and reinforce its positioning as well as to optimize its activities as a whole, this division now counts on the support of a president in place in the United States. In addition to continuing to see to the improvement of its daily performance, the division set itself production-volume goals, which it supports, among other ways, with sales and marketing-impact programs.


PREMIUM PERFORMANCE

This first year for the Cheese Division (USA) as an autonomous business unit has enabled it to gain in efficiency, in performance and above all in flexibility. The new organizational structure puts the division in a position to react quickly should opportunities present themselves. In addition, we always have an eye out for opportunities in this market even while we focus our attention on improving the daily yield of our activities.

The acquisition in March 2002 of the ConAgra Foods plant in Whitehall, Pennsylvania fits in perfectly with the objectives of the division. In effect, besides increasing the production capacity of the division as a whole, this plant, which in terms of operations is very versatile, adds a team of qualified employees to the division's current resources. Its geographic location close to markets also gives us access to new sources of milk supply.

Taking advantage of the fact that we have always been recognized for the excellence and performance of our products, we have placed the emphasis of developing the division on the foodservice segment. Thus, in the last fiscal year we launched *Saputo Premium*, a brand of high-quality mozzarella intended for independent pizzerias on the East Coast. We chose to target that market first because restaurateurs who operate businesses there have been familiar with the *Saputo* brand since the early 1980s.

At the marketing level, we concentrated in the last fiscal year on our brand names that are already solidly established in the market. Among other things, we redesigned all




COME TOGETHER

of the packaging of our *Stella* brand products, both in the foodservice segment and at the retail level. The new packaging now bears the colours of Italy, as well as the statement "Quality since 1923" integrated with the brand logo — in such a way as to showcase the tradition of quality and the Italian heritage associated with these products.

In the course of the fiscal year we also added the new *Frigo Cheese Heads Swirls* to our famous line of string cheeses. This new product, which combines mozzarella cheeses and has a cheddar taste, rounds off perfectly the products we offer consumers in search of a healthy snack. As a result, the stability of this segment notwithstanding, the market share of our *Frigo Cheese Heads* brand grew by 1.4 share point, to reach 21.7%[1], reinforcing our leading position in this product category.

In order to support our sales efforts in the field, we created two important promotions linked to characters who are very popular with youngsters. The first, which was launched in August 2001 to coincide with the back-to-school period, starred the famous dog Scooby-Doo and earned the big winner a trip to Hollywood to visit the Cartoon Network studios. That campaign took the award for best television advertising from the International Dairy Foods Association (IDFA), in the Cheese category.


INSTANT WIN
GAME!
YOU COULD
WIN
A TRIP TO
CARTOON
NETWORK
STUDIOS!
SAVE 50¢
GET $3.00 BACK

The second promotion, designed in collaboration with Nintendo and launched in February 2002, featured the famous Pokémon and gave consumers the chance to instantly win a Nintendo game player and cassette.


You could
WIN a
500
Instant
Winners!
Crystal Game Pak with a
Game Boy Advance System!
Nintendo

[1] Information Resources Inc. - March 24, 2002 (52 weeks)

Milk Division

Dairyland. Baxter Nutrilait

Our Milk Division plants, located all across Canada, manufacture and market a full range of dairy products, including milk, cream, yogurt, sour cream and cottage cheese. Our dairy product line is complemented by various non-dairy products including flavoured coffee creamers, juices and drinks. Products in this division are marketed under the brand names *Dairyland* in Western Canada and Ontario, *Nutrilait* in Québec, and *Baxter* in the Maritimes.

The Milk Division is completing its first year in the Company. The 2002 fiscal year has been a year of integration for the division, with the focus having been placed on the reevaluation of all work processes in order to simplify and improve management of our business on a daily basis. The spotlight was placed on the creation of a positive employee environment, centered on the premise that our staff acknowledge and accept personal accountability for their business.

In terms of sales and distribution, fiscal 2002 was very productive. The year began with the implementation of the new organizational structure modeled on the values of the Saputo management system and philosophy. In addition, we developed specific project initiatives to drive financial improvement in the business, such as the focus on individual distribution route profitability and the development of new customers.

On the operations side, we received this year formal recognition of HACCP (Hazard Analysis Critical Control Points) programs in our plants located in Saint John in New Brunswick, Brampton in Ontario, and Saskatoon, Burnaby and Annacis in Western Canada, in addition to the plants recognized last year.


Dairyland.

We also undertook one major initiative geared towards improving the efficiency of our home delivery service, which reaches close to 60,000 customers. For the past twenty years, the home service business in British Columbia has been handled by means of check sheets, drivers recording customers' daily purchases by manually entering quantities ordered on pre-printed forms.

Our objective was to replace this labour-intensive system with newer technology, streamlining the entire process while improving driver productivity. The new system had to be reliable, accurate and fast. Because of the nature of the work, a few extra seconds at each stop can add hours to the day. In January 2002, all home service deliveries began to be managed by means of handheld computer devices that tracked customer sales.

The Milk Division markets leading brands all across Canada. *Dairyland* is the largest fluid milk and dairy products brand in Western Canada. *Dairyland* products are now available in all major markets from British Columbia to Ontario. Our strategy is to maintain the value and to enhance the brand equity of Company-owned trademarks in these provinces.

Fiscal 2002 was a transition year, where significant marketing effort was applied to formulating a thorough strategy for our portfolio of our fluid milk and other dairy product brands. In Saskatchewan we successfully carried out a branding transition on milk and other dairy products from the

Dairy Producers brand to the *Dairyland* brand. Acceptance of the *Dairyland* brand name in Saskatchewan by consumers and our trade partners has been very positive. The focus on the *Dairyland* brand has enabled us to maximize the value and return on investment of our marketing expenses.

The fluid-milk market in Québec represents an area of great opportunity for development for the Milk Division. Encouraged by the support and growth plans of our national customers, we successfully introduced *Nutrilait* brand dairy products into the Québec market in January 2002. *Nutrilait* brand products bear package graphic elements that are similar to those of the *Dairyland* brand package, in order to create continuity across the country.

We also converted the existing *Régal* brand products to the new *Nutrilait* brand name. The *Nutrilait* brand introduction in the Mauricie region, in Québec has received very positive trade and consumer response.



In the Maritimes we continue to support the *Baxter* brand, which is the number one brand of milk in New Brunswick and a top-three brand in Nova Scotia. In fiscal 2002, the *Baxter* brand was supported by a variety of marketing programs. During the next fiscal year, we will be launching a series of packaging innovations that will build on *Baxter's* strong consumer following in the Maritimes.

The Milk Division holds a significant share of the yogurt market in Western Canada. In this growing and value-added segment of the dairy market, our strategy is to develop and bring to market innovative products. In the fourth quarter of fiscal 2002 we launched a signature line of dessert-style yogurt products. They offer consumers a subtle vanilla taste combined with a smooth creamy texture. In the upcoming fiscal year, we will continue to provide sales and marketing support for this product line with the aim of building on the success we have enjoyed to date.


SNACK'n DIP

Grocery Products Sector

Our Grocery Products Sector, which consists of the Bakery Division, accounts for 5% of the Company's revenues. The division counts on the support of firmly established brand names in Canada. The division manufactures, distributes and markets a huge range of snack cakes and tarts. The activities of our Grocery Products Sector make us the most important producer of snack cakes in Canada.



May West
Ah Caramel!
Jos. Louis
Sous Zéro/Sub Zero
Congelez et savourez!
Freeze and enjoy!

Bakery Division

Our Bakery Division boasts an arsenal of star brand names like *Jos.Louis, Hop & Go!, Ah Caramel!, May West* and *Passion Flakie*. The *Vachon* name, which has had a very special place in the hearts of consumers for many years, crowns all of these brands. We also manufacture and market a wide variety of tarts mainly under the *Granny's* brand name.

As was the case with the other divisions of the Company, the Bakery Division undertook a comprehensive review of its activities during fiscal 2002. This resulted in the signing of an agreement with Dare Foods whereby that firm acquired our manufacturing and marketing activities of cookies, fine breads and soups. As a result of that transaction, Saputo now holds a 21% ownership interest in Dare Foods, which is the second most important producer of cookies in Canada.

The goal of reviewing all activities was to optimize the division's operations. These optimization efforts are necessary to pursue our efficiency and development goals in a market that is growing more and more competitive. Consequently, we will concentrate our efforts on growth in market regions that are currently less developed.

In Ontario we have set up a new management team whose mandate is to consolidate our existing markets while tackling new niches. In Western Canada we have reviewed our distribution networks to make sure that our products are benefiting from the best possible input from our specialists in bakery-product distribution.



HOP & GO!
Carrés granola
Nouveau!
Chocolat

At the very end of the fiscal year we also hired a US sales director whose role will be to gradually develop our activities as a whole in this market.

The Company also continues developing its existing brands that are leaders in the category. Our established brands are featured in major advertising and promotion campaigns, based on a strategy that favours the extension of existing lines.

The introduction of *Sub-Zero* cake bars (*Jos.Louis, May West, Ah Caramel!*), a line of frozen cakes designed especially to be eaten throughout the summer, met with strong success last year and has added to the year-round appeal of the *Vachon* line.

Lastly, granola squares were launched under the *Hop & Go!* brand in October 2001. The launch of that product, which was supported by a television advertising campaign in Québec, enjoyed considerable success and contributed to the growth of the *Hop & Go!* product line in the second half of the year.

We work daily on the continued improvement of our activities in order to ensure the development of the division and to reinforce our position as the leader in this market.

Management's Analysis

The 2002 fiscal year was outstanding. Net earnings totalled $160.2 million, an increase of 29.1% over the $124.1 million (before amortization of goodwill) of the previous fiscal year. Dairyworld, acquired on February 5, 2001, was the main driving force behind this advance, and once again this year each of the divisions performed well. These results generated a return on average shareholders' equity of 19.4% for fiscal 2002.

This year Dairyworld contributed to the results for the entire year, compared to eight weeks in fiscal 2001. Furthermore, cookies, fine breads and soups activities in the Grocery Products Sector contributed during 15 weeks in 2002, compared to the entire year in 2001, these activities having been transferred to Dare Foods in exchange for an ownership interest of 21% in that company.

Operating Results •

Revenues totalled $3.457 billion at March 31, 2002, up 60.0% over the $2.162 billion of the previous fiscal year. 90% of the increase in revenues is attributable to the contribution of Dairyworld for 52 weeks this year. The rest of the advance is related to the combination of additional revenues deriving from American activities and the lower revenues from the activities of the Grocery Products Sector, primarily because of the transfer to Dare Foods of the cookies, fine breads and soups activities as per the agreement entered into in July 2001.

As for **earnings before interest, income taxes, depreciation and amortization (EBITDA)**, these reached $352.4 million in fiscal 2002, an increase of 30.0% over the $271.0 million of last year. The Canadian components of the Dairy Products Sector, impacted by the strength of the contribution of Dairyworld, were the principal source of this increase.

The EBITDA profit margin, meanwhile, dropped from 12.5% in 2001 to 10.2% in 2002. The Dairyworld margin was 4.6% last year and made significant progress in the course of fiscal 2002. Dairyworld's revenues represent nearly 40% of the total revenues of the Company but generate a lower EBITDA margin than do other activities – which exerts downward pressure on the EBITDA margin for the Company activities as a whole.

During the fiscal year, **depreciation of fixed assets** amounted to $68.1 million, compared to the $51.8 million of the previous year. 82% of that increase is related to the depreciation of Dairyworld's fixed assets over an entire year.

For the fiscal year ended March 31, 2002, **interest expense** climbed to $52.6 million, an increase of $13.1 million over the previous fiscal year and which reflects the costs involved in financing the acquisition of Dairyworld for 52 weeks, compared to eight weeks last year. The interest expense would have been greater had it not been for the excellent results of the Company, which enabled it to make significant repayments of long-term debts. Low interest rates also worked in the Company's favour.

REVENUES

(in millions of dollars)


1,860.8
2,161.7
3,457.4
2000
2001
2002

EBITDA

(in millions of dollars)


236.9
271.0
352.4
2000
2001
2002

Income taxes totalled $71.6 million for fiscal 2002, for an effective tax rate of 30.9%, which was more or less the same rate as the previous fiscal year.

Reflecting all the initiatives of each one of the divisions and especially the efforts devoted to the integration of Dairyworld, **net earnings** reached $160.2 million, up $36.1 million or 29.1 % over the $124.1 million (before amortization of goodwill) of the previous year.

Cash and financial resources ◦

Fiscal 2002 was another excellent year in terms of cash flow linked to the Company's activities. Cash generated before changes in non-cash working capital items totalled $244.5 million, an increase of 28.6% over the $190.1 million of the previous fiscal year. During fiscal 2002 the Company earmarked $59.7 million for additional capital expenditures, touching on all sectors of activity. Roughly half the sums earmarked were for the replacement of certain of our fixed assets. Nearly 22% of the total went towards enhancing our production capacities, either by expansion or by new acquisitions, the aim being to rationalize some of our activities. Lastly, roughly $17 million was invested with the objective of improving our processes and our technology and meeting environmental standards. For fiscal 2003 we anticipate spending $64 million for additional capital expenditures, a much lower amount than the $71 million in depreciation costs expected for the same fiscal year.

Also in 2002, investment activity devoted $16.4 million to the acquisition of businesses. As for financing activities, in the course of the year, thanks to excellent cash inflow, the Company repaid $125 million in long-term debt, a full $30 million above stated commitments. Another $21.6 million was paid out in dividends, amounting to $0.22 per share as compared to the $0.18 per share of the previous fiscal year. The Company undertook to review, at least once a year, its annual dividend policy, in relation to results, financial position and perspectives for the future.

In excellent financial health and with a working-capital ratio of 1.57 and a debt to equity ratio of 0.78, the Company looks to the future with optimism. With its goal of growth through acquisitions, the Company could add $600 million in additional indebtedness to its current financial position without infringing on the integrity of certain ratios it is committed to honouring.

Financial instruments, risk and uncertainty ◦

Fiscal 2002 was marked by economic factors that brought downward pressure to bear on interest rates. Since March 31, 2001, when half its long-term debt was at variable rates, the Company availed itself of drops in interest rates to conclude swap contracts. Thus, at March 31, 2002, only 11% of its long-term debt is subject to fluctuations of interest rates.

The Company realizes approximately 37% of its sales in the United States and is therefore exposed to currency exchange fluctuations. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars. The Company is also subject to commodity pricing fluctuation.

NET EARNINGS

(in millions of dollars)



100.1
110.2
160.2
2000
2001
2002

CASH FLOW GENERATED BY OPERATIONS

(in millions of dollars)



176.0
190.1
244.5
2000
2001
2002


FROMAGE
MOZZARELLA
CHEESE
SUISSE
SWISS

The Company operates in the area of edible products intended for a broad range of consumers, and is diligent in applying all its quality-control procedures from start to finish of the process of manufacturing and marketing. For any other risks the Company could be exposed to, controls and mechanisms currently in place continuously enable the firm to reduce them.

Changes in accounting policies • In 2001 the Canadian Institute of Chartered Accountants (CICA) published new Handbook sections 1581 ("Business Combinations") and 3062 ("Goodwill and Other Intangible Assets"). The new standards specify that all business combinations are required to use the purchase method of accounting, and that goodwill may no longer be amortized but must rather be tested for impairment on an annual basis. All permanent impairment to the book value of goodwill must be written off. The Company has therefore not been amortizing goodwill since April 1, 2001. Impairment tests were applied on March 31, 2002 and 2001, and no impairment of value was ascertained.

The CICA also published an accounting standard — Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" — to be adopted for fiscal years beginning on or after January 1, 2002. The Company has been applying it since that date. For fiscal 2002, the effect of applying this section on the pro forma basic net earnings per share is less than $0.02 per share.

Outlook •
The pronounced growth of profits in fiscal 2002 demonstrates once again the ability of the Company to acquire, to integrate and to effectively improve the results of businesses acquired. Although well-advanced, the process of improving the activities of Dairyworld, under way since February 5, 2001, will continue well into the 2003 fiscal year. With that acquisition, the Company has positioned itself strategically on a Canadian scale. Integration efforts are aimed first and foremost at the improvement of operating processes. It happens nevertheless that the rationalization of business locations must take its place in the framework of our improvement processes if we are to further reinforce the Company for the future.

The growth of the Company, although it may happen organically, rests essentially on acquisitions. We have demonstrated so over the last several years, by raising revenues from $450 million for fiscal 1997 to almost $3.5 billion in the last fiscal year, while our results generated a return on average shareholders' equity of 18.4% during this same five-year period.

The Company demonstrates its leadership as a consolidator and integrator. Our financial position is excellent. We are a dairy processor above all else; and equipped with our experience and the well-advanced integration of Dairyworld, we will focus development work on the American market, where our growth — although again organic to some extent — will take place primarily by way of acquisitions. We will be on the lookout for anything that may contribute to the growth of Saputo, and will be targeting firms with the capacity to grow within the Company.


Armstrong
MEDIUM · MI-FORT

Information by sector

The Company administers two sectors of activity, the Dairy Products Sector, which operates in Canada and in the United States, and the Grocery Products Sector, which consists of the Bakery Division.

Dairy Products ◦

In Canada, revenues for the fiscal year ended March 31, 2002 totalled $1.987 billion, an increase of 147% over the $804.0 million posted last year. The contribution of Dairyworld over 52 weeks this year, compared to just eight weeks a year earlier, accounts for 99% of the increase in revenues for fiscal 2002. Since this acquisition, our dairy revenues in Canada are more equally divided geographically, and our line of products is more extensive and better distributed in the different market segments.

In the United States, revenues amounted to $1.283 billion, up 16% over the $1.106 billion of last year. During the fiscal year, the average price per pound of cheese was higher than it was during the previous fiscal year. Also, in 2002, the Canadian dollar weakened in relation to US currency. The combined effect of these two elements represents $185 million more in revenues as compared to the fiscal year before. As for volumes processed and brought to market, data remained essentially the same as a year earlier. The latest acquisition, a processing plant in Pennsylvania in March 2002, should enable us to increase our volume by approximately 6% in the course of the next fiscal year. And the Company is focusing greater effort on organic growth.

The aggregate of the Dairy Products Sector generated **EBITDA** of $317.1 million at March 31, 2002, up 38.8% over the $228.5 million posted in fiscal 2001.

In Canada, EBITDA totalled $183.1 million at March 31, 2002, compared to the $96.9 million reported last year — an increase of $86.2 million, or 89%. The primary source of this advance is the full-year contribution of Dairyworld, which the year before contributed for eight weeks. Beyond that full-year contribution, efforts at integration and improvement undertaken during fiscal 2002 with respect to Dairyworld activities were very productive. Those efforts will continue for a good part of fiscal 2003, with the aim of establishing a fully efficient Canadian dairy operation. Since the start of the 2002 fiscal year we have been increasing Dairyworld's EBITDA from quarter to quarter.


NEW!
Frigo
Cheese Heads
100% NATURAL STRING CHEESE
Light

Canadian dairy EBITDA profit margins slipped from 12.1% last year to 9.2% this year. That drop can be explained by the fact that Dairyworld posts a lower EBITDA margin than do the rest of Canadian dairy activities and that it contributed for all 52 weeks of fiscal 2002 as compared to eight weeks in fiscal 2001. If we were to annualize Dairyworld's revenues and EBITDA for the eight weeks of operations of the previous fiscal year, we would get a Canadian dairy EBITDA margin of 7.7% — meaning that the margin of 9.2% obtained this year clearly indicates growth, an accurate reflection of all the improvement efforts made during the fiscal year.

EBITDA from the American Dairy Products Sector totalled $134.0 million at March 31, 2002, up 1.8% over the $131.6 million generated last year. The weakness of the Canadian dollar accounted for a positive contribution of $5 million in EBITDA compared to the previous year. On the other hand, when we examine the American market with great care for the fiscal year ended March 31, 2002, we can determine three important elements. The first is that the price of the raw material, milk, did not fluctuate in tandem with variations in the price per pound of cheese — which entails a negative effect on EBITDA. The second is that the price per pound of cheese was US$1.2350 on March 31, 2002, down US$0.12 from the US$1.3550 of March 31, 2001 — which also has a negative effect on EBITDA. And the third element is that, during fiscal 2002, the average sales price per pound of cheese rose to US$1.45 from the US$1.17 of 2001 — which has a favourable impact on EBITDA, costs other than milk having a better absorption basis. These


Dairyland
MILK 2GO

three elements combined to obscure the improvements carried out in the United States this year, both in terms of better operating performance and of tighter cost control. Indeed, their combined effect represents a loss of potential earnings of close to $11 million in EBITDA.

The EBITDA profit margin of 10.5% at March 31, 2002, compared to the 11.9% at March 31, 2001, would have been 12.8% if we extract from revenues of the last fiscal year the $185 million related to the average sales price per pound of cheese as well as the impact of a weaker Canadian dollar, and if we readjust the EBITDA for this fiscal year to mitigate the negative and positive effects mentioned above. Thus, our operating systems have once again demonstrated their performance capacities in spite of unfavourable conditions that lie beyond our control.

REVENUES
DAIRY PRODUCTS SECTOR
(in millions of dollars)


1,714.6
1,910.0
3,270.0
528.5
1,186.1
804.0
1,106.0
1,987.5
1,282.5
2000
2001
2002

EBITDA
DAIRY PRODUCTS SECTOR
(in millions of dollars)


215.7
228.5
317.1
81.5
134.2
96.9
131.6
183.1
134.0
2000
2001
2002

Canada · United States

Grocery Products •

Revenues from this sector dropped from $251.7 million for the fiscal year ended March 31, 2001, to $187.4 million for the fiscal year ended March 31, 2002. This decrease is primarily accounted for by the transfer of our cookies, fine breads and soups activities to Dare Foods last July. In other words, the activities of those segments contributed to revenues in fiscal 2002 for only 15 weeks, as opposed to a full 52 weeks during fiscal 2001.

Our new positioning, with an emphasis on snack cakes, will enable us to better focus on our activities with a view to expanding our market in Western Canada and gradually developing the US market.

EBITDA totalled $35.4 million at March 31, 2002, for an EBITDA profit margin of 18.9%, compared to the $42.5 million and profit margin of 16.9% posted at March 31, 2001. As we mentioned above, the transfer of certain activities to Dare Foods mostly explains the drop of $7.1 million in EBITDA. From our ownership interest of 21% in Dare Foods, we received a dividend included in our revenues and we expect an appreciation in the value of our investment. This transfer of activities will provide the Bakery Division with a very precise focus, which will help us enhance its profitability. The latest initiatives announced in this sector, including consolidation of our manufacturing facilities, will enable us to enhance performance in the division.


JOS. LOUIS

2002 Quarterly Financial Information
Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2002 (audited)
Statements of earnings data					
Revenues	$ 873,056	$ 893,443	$ 857,279	$ 833,634	$ 3,457,412
Cost of sales, selling and administrative expenses	781,947	802,413	779,517	741,113	3,104,990
Earnings before interest, income taxes, depreciation and amortization (EBITDA)	91,109	91,030	77,762	92,521	352,422
EBITDA margin	*10.4%*	*10.2%*	*9.1%*	*11.1%*	*10.2%*
Depreciation of fixed assets	18,257	17,085	16,974	15,771	68,087
Operating income	72,852	73,945	60,788	76,750	284,335
Interest on long-term debt	14,291	13,907	12,842	12,339	53,379
Other interest	(338)	(235)	(92)	(136)	(801)
Earnings before income taxes and amortization of goodwill	58,899	60,273	48,038	64,547	231,757
Income taxes	18,622	18,815	12,943	21,216	71,596
Earnings before amortization of goodwill	40,277	41,458	35,095	43,331	160,161
Amortization of goodwill	—	—	—	—	—
Net earnings	$ 40,277	$ 41,458	$ 35,095	$ 43,331	$ 160,161
Net margin	*4.6%*	*4.6%*	*4.1%*	*5.2%*	*4.6%*
Per share					
Earnings before amortization of goodwill	$ 0.40	$ 0.40	$ 0.34	$ 0.42	$ 1.56
Diluted earnings before amortization of goodwill	$ 0.39	$ 0.40	$ 0.34	$ 0.41	$ 1.54
Net earnings	$ 0.40	$ 0.40	$ 0.34	$ 0.42	$ 1.56
Diluted net earnings	$ 0.39	$ 0.40	$ 0.34	$ 0.41	$ 1.54

2001 Quarterly Financial Information
Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2001 (audited)
Statements of earnings data					
Revenues	$ 479,949	$ 503,508	$ 490,135	$ 688,079	$ 2,161,671
Cost of sales, selling and administrative expenses	413,190	436,478	432,534	608,495	1,890,697
Earnings before interest, income taxes, depreciation and amortization (EBITDA)	66,759	67,030	57,601	79,584	270,974
EBITDA margin	*13.9%*	*13.3%*	*11.8%*	*11.6%*	*12.5%*
Depreciation of fixed assets	12,392	12,052	11,960	15,359	51,763
Operating income	54,367	54,978	45,641	64,225	219,211
Interest on long-term debt	9,907	9,446	9,233	12,117	40,703
Other interest	(57)	(274)	(680)	(173)	(1,184)
Earnings before income taxes and amortization of goodwill	44,517	45,806	37,088	52,281	179,692
Income taxes	14,027	14,529	11,480	15,571	55,607
Earnings before amortization of goodwill	30,490	31,277	25,608	36,710	124,085
Amortization of goodwill	3,180	3,177	3,235	4,252	13,844
Net earnings	$ 27,310	$ 28,100	$ 22,373	$ 32,458	$ 110,241
Net margin	*5.7%*	*5.6%*	*4.6%*	*4.7%*	*5.1%*
Per share					
Earnings before amortization of goodwill	$ 0.30	$ 0.30	$ 0.25	$ 0.36	$ 1.21
Diluted earnings before amortization of goodwill	$ 0.29	$ 0.30	$ 0.25	$ 0.36	$ 1.20
Net earnings	$ 0.27	$ 0.27	$ 0.22	$ 0.32	$ 1.08
Diluted net earnings	$ 0.26	$ 0.27	$ 0.22	$ 0.32	$ 1.07

Corporate Management



From left to right:
Pierre Leroux, Executive Vice President, Human Resources and Corporate Affairs
Lino Saputo, Chairman of the Board and Chief Executive Officer
Louis-Philippe Carrière, Executive Vice President, Finance and Administration
Dino Dello Sbarba, President and Chief Operating Officer, Cheese Division (Canada)
Daniel Boulais, President and Chief Operating Officer, Bakery Division
Lino Saputo, Jr., President and Chief Operating Officer, Cheese Division (USA)
Randy Williamson, President and Chief Operating Officer, Milk Division



Management's

Statement of Responsibility

for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report. This responsibility includes the selection of accounting policies and practices and making judgments and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles.

Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of directors who are not employees of the Company. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Commitee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Commitee. The consolidated financial statements have been audited by the external auditors, Deloitte & Touche, whose report follows.

Lino Saputo
Chairman of the Board and
Chief Executive Officer

Louis-Philippe Carrière, CA
Executive Vice President,
Finance and Administration, and Secretary

Auditors' Report

to the Shareholders of Saputo Inc.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Laval, Québec
May 13, 2002

Consolidated Statements of

Earnings

Years ended March 31	2002	2001
(in thousands of dollars, except per share amounts)		
Revenues	$ 3,457,412	$ 2,161,671
Cost of sales, selling and administrative expenses	3,104,990	1,890,697
Earnings before interest, depreciation, amortization and income taxes	352,422	270,974
Depreciation of fixed assets	68,087	51,763
Operating income	284,335	219,211
Interest on long-term debt	53,379	40,703
Other interest (Note 9)	(801)	(1,184)
Earnings before income taxes and amortization of goodwill	231,757	179,692
Income taxes (Note 10)	71,596	55,607
Earnings before amortization of goodwill	160,161	124,085
Amortization of goodwill (Note 2)	—	13,844
Net earnings	$ 160,161	$ 110,241
Earnings per share (Note 11)		
Earnings before amortization of goodwill		
Basic	$ 1.56	$ 1.21
Diluted	$ 1.54	$ 1.20
Net earnings		
Basic	$ 1.56	$ 1.08
Diluted	$ 1.54	$ 1.07

Consolidated Statements of

Retained Earnings

Years ended March 31	2002	2001
(in thousands of dollars)		
Retained earnings, beginning of year	$ 271,087	$ 177,746
Net earnings	160,161	110,241
Dividends	(21,600)	(16,900)
Retained earnings, end of year	$ 409,648	$ 271,087

Consolidated

Balance Sheets

As at March 31	2002	2001
(in thousands of dollars)		
Assets		
Current assets		
Cash	$ 4,852	$ 6,294
Receivables	272,895	279,493
Inventories	406,621	376,447
Income taxes	4,288	2,866
Future income taxes	13,781	22,751
Prepaid expenses and other assets	11,078	10,628
	713,515	698,479
Portfolio investment (Note 3)	55,991	—
Fixed assets (Note 4)	658,845	675,021
Goodwill (Note 5)	572,375	592,646
Other assets	41,859	33,970
Future income taxes	4,090	12,863
	$ 2,046,675	$ 2,012,979
Liabilities		
Current liabilities		
Bank loans (Note 6)	$ 28,907	$ 10,643
Accounts payable and accrued liabilities	305,752	320,426
Income taxes	17,393	29,457
Current portion of long-term debt	102,555	95,075
	454,607	455,601
Long-term debt (Note 7)	572,570	700,821
Employee future benefits	12,947	11,574
Future income taxes	105,963	97,082
	1,146,087	1,265,078
Shareholders' Equity		
Share capital (Note 8)	459,822	451,047
Retained earnings	409,648	271,087
Foreign currency translation adjustment	31,118	25,767
	900,588	747,901
	$ 2,046,675	$ 2,012,979

On behalf of the Board

Lino Saputo, Director

Louis A. Tanguay, Director

Consolidated Statements of

Cash Flows

Years ended March 31	2002	2001
(in thousands of dollars)		
Cash flows related to the following activities:		
Operating		
Net earnings	$ 160,161	$ 110,241
Items not affecting cash		
Depreciation and amortization	68,087	65,607
Future income taxes	17,132	15,232
Other items	(845)	(990)
	244,535	190,090
Currency loss on cash held in foreign currency	19	7
Changes in non-cash operating working capital items	(42,317)	44,310
	202,237	234,407
Investing		
Business acquisitions (Note 12)	(16,410)	(1,432)
Net additions to fixed assets	(59,735)	(42,934)
Other assets	(7,889)	(1,694)
Foreign currency translation adjustment	(6,115)	(48,411)
	(90,149)	(94,471)
Financing		
Bank loans	18,264	(6,942)
Repayment of long-term debt	(125,050)	(151,140)
Issuance of share capital	8,775	415
Employee future benefits	1,373	—
Dividends	(21,600)	(16,900)
Foreign currency translation adjustment	4,727	36,622
	(113,511)	(137,945)
(Decrease) increase in cash	(1,423)	1,991
Currency loss on cash held in foreign currency	(19)	(7)
Cash, beginning of year	6,294	4,310
Cash, end of year	$ 4,852	$ 6,294
Supplemental information		
Interest paid	$ 51,630	$ 39,165
Income taxes paid	$ 68,795	$ 31,976

Years ended March 31

(in thousands of dollars)

1. Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and take into account the following significant accounting policies:

Use of estimates

In the course of the preparation of financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated financial statements

The consolidated financial statements include the accounts of Saputo Inc. and all its subsidiaries (the "Company"). The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	15 years to 40 years
Furniture, machinery and equipment	3 years to 15 years
Rolling stock	5 years to 10 years or based on kilometers traveled

Goodwill

Goodwill is no longer amortized since April 1, 2001, the date on which the Company adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations on goodwill. Goodwill is now tested for impairment in accordance with the new recommendations (see Note 2).

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Stock based compensation

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The intrinsic value based method of accounting for stock based compensation is used by the Company and accordingly, no compensation cost is recognized when shares are issued under the share option plan. The consideration paid on exercise of options is credited to share capital.

1. *Significant Accounting Policies (cont'd)*

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits.

Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. Canadian company debt relating to the financing of the acquisitions of the self-sustaining companies was also converted using the exchange rates at the balance sheet dates. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States. The change in the foreign currency translation account during the year ended March 31, 2002 resulted from the weakening of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the end of the year for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

2. Changes in Accounting Policies

Goodwill

The Company adopted prospectively the new CICA recommendations on goodwill on April 1, 2001. The new standards do not permit the amortization of goodwill. Goodwill must be tested for impairment annually or more often, when an event occurs or circumstance arises that could indicate a reduction in its fair value.

In past years, goodwill was amortized under the straight-line method over a maximum period of forty years.

As a result of the adoption of the new recommendations, net income is $16,296,000 higher than it would have been had goodwill been amortized.

3. Portfolio Investment

On July 15, 2001, the Company disposed of the cookies, fine breads and soup operations of its grocery products sector in favor of Dare Foods in exchange of a 21% share capital interest in companies of the Dare Foods group.

The investment was recorded at cost which corresponds to the following fair value of the assets as at the date of disposal:

Working capital	$ 5,542
Fixed assets	25,879
Goodwill	24,570
	$ 55,991

A gain on disposal of $845,000 resulted from this transaction.

4. Fixed Assets

	2002			2001
	Cost	Accumulated depreciation	Net book value	Net book value
Land	$ 34,729	$ —	$ 34,729	$ 31,844
Buildings	245,154	38,327	206,827	209,204
Furniture, machinery and equipment	603,987	193,138	410,849	428,153
Rolling stock	9,724	3,284	6,440	5,820
	$ 893,594	$ 234,749	$ 658,845	$ 675,021

5. Goodwill

	2002			2001		
	Dairy products sector	Grocery products sector	Total	Dairy products sector	Grocery products sector	Total
Balance, beginning of year	$ 403,563	$ 189,083	$ 592,646	$ 276,353	$ 198,876	$ 475,229
Acquired during the year	—	—	—	115,920	—	115,920
Foreign currency translation adjustment	2,963	—	2,963	21,898	—	21,898
Decrease due to the disposal of the Company's cookies, fine breads and soup operations (Note 3)	—	(24,570)	(24,570)	—	—	—
Adjustment	1,336	—	1,336	(1,814)	(4,743)	(6,557)
Amortization (Note 2)	—	—	—	(8,794)	(5,050)	(13,844)
Balance, end of year	$ 407,862	$ 164,513	$ 572,375	$ 403,563	$ 189,083	$ 592,646

6. Bank Loans

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $232,700,000. These bank loans are available in Canadian or US dollars and bear interest at rates based on lenders' prime rates or LIBOR plus a maximum of 0.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company.

7. Long-Term Debt

	2002	2001
Term bank loan, available in the form of bank advances or bankers' acceptances, repayable by quarterly variable instalments until December 2004, bearing interest at fluctuating rates based on prime rate plus a maximum of 0.6% and bankers' acceptances rates plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company. As at March 31, 2002, the term bank loan is comprised of advances of $770,000 and bankers' acceptances of $275,600,000	$ 276,370	$ 401,370
Senior notes		
7.97%, due in November 2006 (US$30,000,000)	47,805	47,289
8.12%, due in November 2009 (US$170,000,000)	270,895	267,971
8.41%, due in November 2014 (US$50,000,000)	79,675	78,815
Other loans, repayable in annual variable instalments, due in 2008	380	451
	675,125	795,896
Current portion	102,555	95,075
	$ 572,570	$ 700,821

Estimated principal payments required in the future years are as follows:

2003	$ 102,555
2004	110,105
2005	63,969
2006	50
2007	47,855
2008 and subsequent years	350,591
	$ 675,125

8. Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2002	2001
Issued		
103,184,447 common shares (102,450,780 in 2001)	**$ 459,822**	$ 451,047

The Company divided its common shares on a two-for-one basis by means of a stock dividend payable to registered shareholders on November 23, 2001. All references to share purchase options and common share amounts have been restated to reflect the stock split.

733,667 common shares for an amount of $8,775,000 were issued during the year ended March 31, 2002 pursuant to the share option plan.

48,792 common shares for an amount of $414,732 were issued during the year ended March 31, 2001 pursuant to the share option plan.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the date of the grant. In general, the options vest at 20% per year and expire ten years from the date of the grant.

Options issued and outstanding as at the year-ends are as follows:

		2002		2001	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**212,718**	**$ 8.50**	643,530	$ 8.50
1999	from $16.13 to $18.75	**365,850**	**$ 18.28**	530,716	$ 18.24
2000	$19.70	**529,230**	**$ 19.70**	717,572	$ 19.70
2001	$13.50	**1,005,387**	**$ 13.50**	1,410,138	$ 13.50
2002	from $19.00 to $23.00	**1,145,782**	**$ 19.10**	—	—
		3,258,967	**$ 16.69**	3,301,956	$ 14.64
Options exercisable at year-end		**517,050**	**$ 16.41**	726,994	$ 13.55

8. Share Capital (cont'd)

Changes in the number of options are as follows:

	2002		2001	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance at beginning of year	**3,301,956**	**$ 14.64**	2,003,584	$ 15.38
Options granted	**1,289,058**	**$ 19.10**	1,467,482	$ 13.50
Options exercised	**(733,667)**	**$ 11.96**	(48,792)	$ 8.50
Options cancelled	**(598,380)**	**$ 16.34**	(120,318)	$ 15.65
Balance at end of year	**3,258,967**	**$ 16.69**	3,301,956	$ 14.64

934,965 options to purchase common shares at a price of $30.35 were also granted as at April 1, 2002.

Stock based compensation

Had the stock based compensation cost been accounted for based on the fair value of the options at the grant dates, net income for the year would have been $157,961,000 and basic earnings per share and fully diluted earnings per share would have been $1.54 and $1.52 respectively.

The fair value of share purchase options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate:	5%
Expected life of options:	10 years
Volatility:	20%
Dividend rate:	0,9%

The weighted average fair value of options granted during the year was $7.21.

9. Other Interest

	2002	2001
Expense	**$ 894**	$ 2,923
Income	**(1,695)**	(4,107)
	$ (801)	$ (1,184)

10. Income Taxes

The provision for income taxes is comprised of the following:

	2002	2001
Current income taxes	$ 54,464	$ 41,365
Future income taxes	17,132	14,242
	$ 71,596	$ 55,607

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the statement of earnings:

	2002	2001
Income taxes, calculated using statutory Canadian income tax rates	$ 85,520	$ 66,498
Adjustments resulting from the following:		
Manufacturing and processing credit	(10,084)	(6,856)
Tax rates of American subsidiaries	1,282	1,136
Changes in tax laws and rates	(387)	(21)
Other	(4,735)	(5,150)
Provision for income taxes	$ 71,596	$ 55,607

The tax effects of temporary differences that give rise to significant portions of the future tax asset and liability are as follows:

	2002	2001
Future income taxes asset		
Accounts payable and accrued liabilities	$ 9,560	$ 14,110
Shareholders' equity	—	1,010
Losses for income tax purposes	6,579	9,264
Other	2,775	11,230
	$ 18,914	$ 35,614
Future income taxes liability		
Fixed assets	$ 88,018	$ 86,950
Net assets of pension plans	9,209	4,425
Other assets	1,944	5,707
Portfolio investment	7,835	—
	$ 107,006	$ 97,082
Classified in the financial statements as:		
Current future income taxes asset	$ 13,781	$ 22,751
Long-term future income taxes asset	4,090	12,863
Long-term future income taxes liability	(105,963)	(97,082)
Net future income taxes liability	$ 88,092	$ 61,468

The Company and subsidiaries have accumulated losses for income tax purposes amounting to $18,900,000. These losses expire gradually up to 2018. The future income tax asset corresponding to these tax losses has been recognized in the financial statements.

11. Earnings Per Share

Earnings per share were retroactively restated to reflect the two-for-one stock split (see Note 8).

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each fiscal year: 102,793,390 shares in 2002 and 102,419,526 in 2001.

Diluted earnings per share for the year ended March 31, 2002 have been calculated using 103,712,252 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2002 (102,793,390 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (918,862 shares).

Diluted earnings per share for the year ended March 31, 2001 have been calculated using 103,017,338 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2001 (102,419,526 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (597,812 shares).

Earnings per share were calculated net of income taxes.

12. Business Acquisitions

Year ended March 31, 2002

The Company acquired during the year a cheese manufacturing plant situated in the United States for a cash consideration of $16,410,000. The allocation of the purchase price was $14,059,000 for fixed assets and $2,351,000 for working capital.

Year ended March 31, 2001

On February 5, 2001, the Company completed the acquisition of the fluid milk and cheese manufacturing operations of Agrifoods International Cooperative Limited, commonly known as Dairyworld Foods. This acquisition of a total cost of $407,293,000 was financed by a term bank loan.

12. Business Acquisitions (cont'd)

Net assets acquired were the following as at the date of acquisition:

Tangible assets		
Receivables	$	121,639
Inventories		134,289
Income taxes		1,832
Prepaid expenses		2,387
Fixed assets		165,952
Other assets		20,316
Future income taxes		633
		447,048
Goodwill		115,920
Total assets		592,968
Liabilities assumed		
Bank indebtedness		(5,509)
Accounts payable and accrued liabilities		(143,353)
Future income taxes		(6,813)
Net assets acquired	$	407,293

Purchase price	$	407,293
Term bank loan		(411,370)
Bank indebtedness of the acquired business		5,509
Cash used for the acquisition	$	1,432

These acquisitions were recorded using the purchase method of accounting.

13. Employee Pension and Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefits such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions are paid by employees and contributions by the Company are based on recommendations from independent actuaries.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

13. Employee Pension and Benefit Plans (cont'd)

Financial position of the plans

	2002		2001	
	Defined benefit pension plans	**Other benefit plans**	Defined benefit pension plans	Other benefit plans
Changes in fair value of plan assets				
Fair value of plan assets at beginning of year	**$ 192,470**	**$ —**	$ 123,593	$ —
Acquisitions during the year	**854**	**—**	73,795	—
Actual return on plan assets	**(5,323)**	**—**	2,611	—
Employer contributions	**514**	**809**	267	452
Employee contributions	**1,509**	**—**	1,824	—
Benefits paid	**(14,464)**	**(809)**	(9,620)	(452)
Divestitures	**(12,557)**	**—**	—	—
Fair value of plan assets at end of year	**163,003**	**—**	192,470	—
Changes in accrued benefits obligation				
Benefit obligation at beginning of year	**166,430**	**18,695**	92,737	13,694
Acquisitions during the year	**727**	**—**	55,135	2,890
Current service cost	**4,937**	**784**	3,363	504
Interest and loss on foreign exchange	**10,451**	**1,332**	7,054	1,584
Benefits paid	**(14,464)**	**(809)**	(9,620)	(452)
Actuarial (gain) loss	**(1,121)**	**77**	8,917	475
Amendments and divestitures	**(12,225)**	**(904)**	8,844	—
Benefit obligation at end of year	**154,735**	**19,175**	166,430	18,695
Surplus (deficit)	**8,268**	**(19,175)**	26,040	(18,695)
Unamortized actuarial loss	**33,138**	**1,749**	15,533	1,099
Unamortized past service cost	**895**	**(572)**	1,321	—
Loss on foreign exchange	**(1,277)**	**—**	(271)	—
Unamortized transitional obligation	**(14,526)**	**5,051**	(17,571)	6,022
Asset (liability) as at the measurement date	**26,498**	**(12,947)**	25,052	(11,574)
Employer contributions made from the measurement date to the end of the year	**63**	**—**	69	—
Net asset (liability) recognized in the balance sheet	**$ 26,561**	**$ (12,947)**	$ 25,121	$ (11,574)

The net accrued benefit asset is included in other assets presented in the balance sheet.

13. Employee Pension and Benefit Plans (cont'd)

	2002		2001	
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Employee benefit plans expense				
Defined benefit plans				
Current service cost	$ 3,428	$ 784	$ 1,539	$ 504
Interest cost	10,201	1,205	6,831	1,006
Expected return on plan assets	(14,842)	—	(9,589)	—
Amortization of transitional obligation	(1,230)	467	(1,294)	487
Amortization of past service cost	28	(19)	42	—
Amortization of actuarial gain	45	(538)	(23)	—
	(2,370)	1,899	(2,494)	1,997
Defined contribution plans	7,191	—	4,434	—
	$ 4,821	$ 1,899	$ 1,940	$ 1,997
Weighted average assumptions				
Discount rate of obligation	6.75%	7.00%	6.75%	7.00%
Expected long-term rate of return on plan assets	8.00%	N/A	7.75%	N/A
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%

For measurement purposes, a 5.5% to 8% annual rate of increase was used for health, life insurance and dental plan costs for the year 2003 and this rate is asssumed to decrease gradually to 5% in 2005 and remain at that level thereafter.

14. Commitments and Contingencies

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required for the next five years are as follows:

2003	$ 11,721
2004	9,663
2005	7,886
2006	6,115
2007	4,508
	$ 39,893

The Company is defendant to certain claims arising from the normal conduct of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

15. Financial Instruments and Risk Management

a) Fair value of financial instruments

The fair value of cash and bank loans, receivables, accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $697,138,000.

b) Credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest rate risk

The short-term bank credit facilities and long-term bank loans bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates. During the year ended March 31, 2002, the Company entered into interest swap contracts at rates from 2% to 5.08% covering $202,000,000 of long-term debt. These contracts expire from January 2003 to December 2004. As at March 31, 2002, an amount of $942,000 would be necessary to settle these contracts.

d) Currency risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. Outstanding foreign currency contracts as at the balance sheet date are not material.

The Company realizes approximately 37% of its sales in the United States and is therefore exposed to currency exchange fluctuations.

The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

16. Segmented Information

The dairy products segment principally includes the production and distribution of cheeses and fluid milk. The activities of this segment are carried out in Canada and the United States.

The grocery products segment consists exclusively since July 15, 2001 of the production and marketing of snack cakes. Prior to that date, the products of this segment were classified in four categories, snack cakes, cookies fine breads and soups. The production and marketing operations of cookies, fine breads and soups were sold on July 15, 2001 (see Note 3). Total assets of this segment include the portfolio investment.

These operating segments are managed separately because each segment represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and segment operating income on a stand-alone basis.

The accounting policies of the segments are the same as those described in Note 1 relating to significant accounting policies. The Company does not make any intersegment sales.

16. Segmented Information (cont'd)
Information on operating segments

	2002			2001		
	Canada	*United States*	*Total*	Canada	United States	Total
Revenues						
Dairy products	**$ 1,987,486**	**$ 1,282,555**	**$ 3,270,041**	$ 803,970	$ 1,106,039	$ 1,910,009
Grocery products	**187,371**	**—**	**187,371**	251,662	—	251,662
	$ 2,174,857	**$ 1,282,555**	**$ 3,457,412**	$ 1,055,632	$ 1,106,039	$ 2,161,671
Earnings before interest, depreciation, amortization and income taxes						
Dairy products	**$ 183,054**	**$ 133,996**	**$ 317,050**	$ 96,912	$ 131,555	$ 228,467
Grocery products	**35,372**	**—**	**35,372**	42,507	—	42,507
	$ 218,426	**$ 133,996**	**$ 352,422**	$ 139,419	$ 131,555	$ 270,974
Depreciation of fixed assets						
Dairy products	**$ 27,970**	**$ 33,607**	**$ 61,577**	$ 14,165	$ 28,078	$ 42,243
Grocery products	**6,510**	**—**	**6,510**	9,520	—	9,520
	$ 34,480	**$ 33,607**	**$ 68,087**	$ 23,685	$ 28,078	$ 51,763
Operating income						
Dairy products	**$ 155,084**	**$ 100,389**	**$ 255,473**	$ 82,747	$ 103,477	$ 186,224
Grocery products	**28,862**	**—**	**28,862**	32,987	—	32,987
	$ 183,946	**$ 100,389**	**$ 284,335**	$ 115,734	$ 103,477	$ 219,211
Interest			**52,578**			39,519
Earnings before income taxes and amortization of goodwill			**231,757**			179,692
Income taxes			**71,596**			55,607
Earnings before amortization of goodwill			**160,161**			124,085
Amortization of goodwill			**—**			13,844
Net earnings			**$ 160,161**			$ 110,241

16. Segmented Information (cont'd)

	2002			2001		
	Canada	**United States**	**Total**	Canada	United States	Total
Total assets						
Dairy products	**$ 821,888**	**$ 936,334**	**$ 1,758,222**	$ 825,458	$ 887,181	$ 1,712,639
Grocery products	**288,453**	**—**	**288,453**	300,340	—	300,340
	$ 1,110,341	**$ 936,334**	**$ 2,046,675**	$ 1,125,798	$ 887,181	$ 2,012,979
Net book value of fixed assets						
Dairy products	**$ 264,482**	**$ 353,572**	**$ 618,054**	$ 259,199	$ 345,954	$ 605,153
Grocery products	**40,791**	**—**	**40,791**	69,868	—	69,868
	$ 305,273	**$ 353,572**	**$ 658,845**	$ 329,067	$ 345,954	$ 675,021
Net additions to fixed assets						
Dairy products	**$ 33,062**	**$ 24,205**	**$ 57,267**	$ 9,776	$ 30,933	$ 40,709
Grocery products	**2,468**	**—**	**2,468**	2,225	—	2,225
	$ 35,530	**$ 24,205**	**$ 59,735**	$ 12,001	$ 30,933	$ 42,934
Goodwill, unamortized portion						
Dairy products	**$ 134,552**	**$ 273,310**	**$ 407,862**	$ 133,216	$ 270,347	$ 403,563
Grocery products	**164,513**	**—**	**164,513**	189,083	—	189,083
	$ 299,065	**$ 273,310**	**$ 572,375**	$ 322,299	$ 270,347	$ 592,646

Shareholder Information

Head Office ◦

Saputo Inc.
6869 Métropolitain Blvd. East
Saint-Léonard, Québec Canada H1P 1X8
Telephone: 514.328.6662 ◦ Fax: 514.328.3364
www.saputo.com

General Annual and Special Meeting of Shareholders ◦

Wednesday August 7, 2002 at 11:00 AM
Laval room, Hotel Sheraton Laval
2440, autoroute des Laurentides
Laval, Québec

Investor Relations ◦

Corporate Communications
Telephone: 514.328.3381 ◦ Fax: 514.328.3364
Email: saputo@saputo.com

Stock Exchange ◦

Toronto
Symbol: SAP

Transfer Agent ◦

National Bank Trust
1100 University Street, Suite 900
Montréal, Québec Canada H3B 2G7
Telephone: 514.871.7171 or 1.800.341.1419
Fax: 514.871.7442

External Auditors ◦

Deloitte & Touche, Laval, Québec

Dividend Policy ◦

Saputo Inc. declares quarterly cash dividends on the common shares in an amount of $0.055 per share, representing a yearly dividend of $0.22 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board, at its sole discretion.

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Communications corporatives, Saputo Inc.
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Saint-Léonard (Québec) Canada H1P 1X8

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Board of Directors



André Bérard
Chairman of the Board
National Bank of Canada



Caterina Monticciolo, CA
President
Julvest Capital Inc.



Lino Saputo, Jr.
President and Chief Operating Officer
Cheese Division (USA)
Saputo Inc.



Claude Blanchet
Chairman of the Board, President
and Chief Executive Officer
Société générale de financement
du Québec



Patricia Saputo, CA, FP
President
Pasa Holdings Inc.



Pierre Bourgie
President and Chief Executive Officer
Société Financière Bourgie Inc.



Lino Saputo
Chairman of the Board and
Chief Executive Officer
Saputo Inc.



Louis A. Tanguay
Corporate Director

www.saputo.com